UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genesis Growth Tech Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

Bahnhofstrasse 3 Hergiswil

Address of Principal Executive Office (Street and Number)

Nidwalden, Switzerland 6052

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the annual period ended December 31, 2022 cannot be filed within the prescribed time period because the Company requires additional time to ensure adequate disclosure of certain information required to be included in the Form 10-K. The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements include, without limitation, the Company’s expectations that it will file the Form 10¬K within the time period prescribed by Rule 12b-25. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Eyal Perez	+41	78 607 99 01
	(Name)	(Country Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 was not filed within the prescribed time period but was instead filed on November 17, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in its results of operations for the year ended December 31, 2022 and for subsequent periods as compared to the year ended December 31, 2021, as a result of, among other things, the following:

(1)	The announcement and subsequent termination of the proposed merger between the Company and Biolog-ID, a société anonyme organized under the laws of France, and the related expenses incurred in connection therewith. The Company filed related Current Reports on Form 8-K with the SEC on August 23, 2022 (announcement) and on March 6, 2023 (termination).

(2)	The December 9, 2022 funding by the Company’s Sponsor of $2,530,000 into the Company’s trust account for its public shareholders, in connection with the extension of the deadline for the Company to complete its initial business combination to March 13, 2023 (subsequently extended to September 13, 2023 at the Company’s February 22, 2023 extraordinary general meeting referenced below).

(3)	The January 26, 2023 waiver by Nomura Securities International, Inc. of its right to receive $13.9 million of deferred underwriting commissions in connection with the Company’s initial public offering.

(4)	The redemption by the Company’s public shareholders of approximately 99.6% of its issued and outstanding Class A Ordinary Shares in connection with an extraordinary general meeting of shareholders held on February 22, 2023. The Company filed a related Current Report on Form 8-K with the SEC on February 22, 2023.

GENESIS GROWTH TECH ACQUISITION CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2023	By:	/s/ Eyal Perez
		Name:	Eyal Perez
		Title:	Chief Executive Officer

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